Exhibit 99.1

DRAGANFLY COMPLETES ACQUISITION OF SKIP DYNAMIX

Acquisition Adds Ultra-Low Cost, Mass Producible Fixed-Wing Drone Capabilities into Draganfly’s Defense Portfolio

Tampa, FL. June 11, 2026 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”) is pleased to announce that it has completed its previously announced acquisition of Skip Dynamix Corporation (“Skip Dynamix”), as described in the Company’s press release dated May 18, 2026 (the “Transaction”). The aggregate purchase price for the Transaction was up to US$7,525,000, consisting of:

●	a cash payment of US$2,525,000 paid at closing;

●	US$2,500,000 in Draganfly common shares (“Draganfly Shares”) at a deemed price of US$6.46 per share, issuable pursuant to a special warrant (the “Payment Shares”), subject to each founder remaining actively engaged with Draganfly until at least the first anniversary of closing; and

●	up to US$2,500,000 in earn-out consideration, payable in cash or up to 80% in Draganfly Shares (at Draganfly’s discretion) at a deemed price of US$6.46 per share, subject to achievement of certain business milestones.

With the Transaction now complete, Draganfly has deepened its defense platform portfolio and strengthened its position within the rapidly growing market for low-cost autonomous aerial systems. Skip Dynamix’s fixed-wing platform architecture, optimized for affordability and rapid production, is now integrated with Draganfly’s manufacturing, autonomy, AI, and military systems capabilities.

“We are excited to have completed this acquisition and to welcome the Skip Dynamix team to Draganfly,” said Cameron Chell, Chief Executive Officer of Draganfly. “This transaction positions us to meet growing global demand for affordable, scalable autonomous systems.”

The Transaction strengthens Draganfly’s positioning with U.S. Department of War programs, NATO-aligned modernization initiatives, and Indo-Pacific security programs. Draganfly intends to integrate Skip Dynamix’s technologies into its broader defense ecosystem, including AI-enabled autonomy, sensor integration, and next-generation mission systems.

Transaction Summary

●	Multi-Mission Platform. The Orca fixed-wing platform complements Draganfly’s established multi-rotor portfolio, including the Flex FPV, Apex, Commander 3XL, and Heavy Lift systems, by adding a long-range, hand-launchable fixed-wing capability that addresses a critical capability gap in the market.

●	Expanded Market Reach. The Transaction expands Draganfly’s presence in the defense, national security, government, and international markets, providing access to Skip Dynamix’s existing pipeline of opportunities for the Orca platform.

●	Revenue Synergies. Management believes the combination offers significant revenue synergies, enabling incremental revenue growth for Draganfly in excess of Skip Dynamix’s standalone forecasts.

●	Retention of Key Talent. Skip Dynamix founders Jonathan Baron and Andrew Chapman will continue with the combined business under employment agreements, bringing specialized expertise in fixed-wing sUAS technology.

About Skip Dynamix

Skip Dynamix is a Delaware-based drone technology company engaged in the design, manufacture, marketing, sale and distribution of long-range, hyper-customizable, multi-purpose, hand-launchable, fixed-wing sUAS, including the Orca platform. Skip Dynamix serves customers across defense, national security, government and international markets.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly is an award-winning Original Equipment Manufacturer and technology integrator to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward Looking Statements

This release contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information include, but are not limited to, statements with respect to Draganfly’s integration plans with respect to Skip Dynamix’s products, the size of the drone market, the ability of the Company to complete sales of its products to defense organizations, all statements under the heading “Transaction Summary”, Transaction benefits, expected additional revenues, expected growth, revenue synergies, strategic goals, results of operations, performance, industry trends and growth opportunities. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the expected benefits of the Transaction and additional revenues may not materialize; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses; currency fluctuations; regulatory restrictions; liability; competition; loss of key employees; and other related risks and uncertainties. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Draganfly which are available on SEDAR+ at www.sedarplus.ca and with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.